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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                          The TesseracT Group, Inc.
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                               (Name of Issuer)

                         Common Stock, $.01 par value
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                        (Title of Class of Securities)

                                  281398100
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                                (CUSIP Number)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))


                             Page 1 of  4  Pages
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CUSIP No. 281398100              SCHEDULE 13G             Page  2  of  4  Pages
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1.   Name of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
     Persons

     Harold Nelkin

2.   Check the Appropriate Box if a Member of a Group*   (a) / /    (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization


     U.S.

Number of Shares        (5)   Sole Voting Power

 Beneficially                 1,311,300

 Owned by Each          (6)   Shared Voting Power

Reporting Person              76,000

     With               (7)   Sole Dispositive Power

                              1,311,300

                        (8)   Shared Dispositive Power

                              76,000

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,387,300

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares*  /X/

11.  Percent of Class Represented by Amount in Row (9)

     14.495%

12.  Type of Reporting Person*

     IN


                     *SEE INSTRUCTION BEFORE FILLING OUT!

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  Page  3  of  4  Pages
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ITEM 1(A).   NAME OF ISSUER:

     The TesseracT Group, Inc.

ITEM 1(B).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     3000 West 80th Street
     Suite 1400
     Minneapolis, Minnesota 55431

ITEM 2(A).   NAME OF PERSON(S) FILING

     Harold Nelkin

ITEM 2(B).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

     c/o Nelkin Capital Management, Inc.
     111 Great Neck Road, Suite 304
     Great Neck, NY 11021

ITEM 2(C).   CITIZENSHIP

     U.S.

ITEM 2(D).   TITLE OF CLASS OF SECURITIES

     Common Stock, $0.01 par value

ITEM 2(E).   CUSIP NUMBER

     281398100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) or 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (a) / / Broker or Dealer registered under Section 15 of the Act

         (b) / / Bank as defined in section 3(a)(6) of the Act

         (c) / / Insurance Company as defined in section 3(a)(19) of the Act

         (d) / / Investment Company registered under section 8 of the Investment Company Act

         (e) / / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

         (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; Rule 13d-1(b)(1)(ii)(F)

         (g) / / Parent Holding Company, in accordance with
                 Rule 13d-1(b)(ii)(G) (Note:  See Item 7)

         (h) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

         If this statement is filed pursuant to sec. 240.13d-1(c), check this box /X/.

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  Page  4  of  4  Pages
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ITEM 4.  OWNERSHIP

         (a) Amount Beneficially Owned:

     1,387,300 (1)

         (b) Percent of class:

     14.495% (2)

         (c) Number of shares as to which the person has:

               (i) sole power to vote or to direct the vote

                   1,311,300

              (ii) shared power to vote or to direct the vote

   76,000 (3)

             (iii) sole power to dispose or to direct the disposition of

   1,311,300

              (iv) shared power to dispose or to direct the disposition of

   76,000 (3)

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

 Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

 Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

 Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

 Not applicable

ITEM 10. CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or affect.

(1) Ruth Nelkin, the Reporting Person's wife, owns 5,400 shares which constitutes approximately 0.056% of the outstanding shares, as to which the Reporting Person disclaims beneficial ownership. Leslie A. Nelkin, the Reporting Person's adult son, owns 318,371 shares, which constitutes approximately 3.326% of the outstanding shares, as to which the Reporting Person disclaims beneficial ownership. Neither of such persons is a member of a group with the Reporting Person.

(2) Based upon 9,570,803 shares reported outstanding by the Company as of February 10, 1999.

(3) Harold Nelkin is the owner and portfolio manager of Nelkin Capital Management, Inc., which is an unregistered investment adviser. In such capacity Mr. Nelkin has purchased 76,000 shares for his clients' accounts, and he shares with his clients the power to vote or direct the vote of such shares and to dispose or direct the disposition of such shares.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            February 10, 1999
                                       ------------------------------
                                       (Date)


                                            /s/ Harold Nelkin
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                                       (Signature)


                                            Harold Nelkin
                                       ------------------------------
                                       (Name/Title)